Filed by Anthem, Inc.

(Commission File No. 001-16751) pursuant

to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange

Act of 1934

Subject Company: Cigna Corporation

Commission File No. 001-08323

Set forth below is a transcript of the full Anthem Town Hall Presentation held in connection with the Anthem-Cigna announcement.

Operator: The Anthem All-Associate Town Hall will now begin. Please welcome Anthem’s President and CEO, Joseph Swedish.

Joseph Swedish: Hello. Good afternoon. Great to see everyone. So we have a historic day today, and I’m here to describe kind of how history got made and what it might mean looking forward.

And so let me just first say it’s great to be with you and to be able to share all that is going on. And I suspect out in our environment, in our company, there’s a lot excitement about it but also a lot of uncertainties. So yes, it is a historic moment, but with that, comes a lot of uncertainty. So what I’d like to do today is spend some time describing how we get here, what it might mean going forward. And I underscore, you know, what it might mean because there’re still a lot of questions to be answered about our effort, and how the alignment would work, and what it might mean to the marketplace, and that kind of thing.

So let me first say that in terms of the technical point in which we arrived, we negotiated a definitive agreement, and that agreement is fairly clear in what’s expected among the part of each company by way of coming together as we kind of work into a closing. So a definitive agreement in our world translates to a regulatory review, and that regulatory review which could take as long as 12 months or more, it has been said that it could even go real long to the point of maybe 15, 16 months.

So there are a lot of conditions that are now put in place that recognize the complexity, recognize the shared responsibilities that exist between the two companies, and then also what the companies would like once the deal is finished and accepted or signed off on by the regulators. So I want to put all that in the right framework for you so you can understand what remains to be done and then what our shared responsibilities will be regarding the Cigna, Anthem team effort to bring it all together for final approval.

So it’s interesting because when you get into a situation like this, and I call this a situation because it is somewhat challenging, we all have roles and responsibilities that go with the situation. And what it means to us as Anthem, as I said, we’ve got a long period of development to get to the end at closing and even then beyond. But we all have our responsibilities. And I’m just pleading with the entire organization not to give up on what we do every day. One of the hardest responsibilities is to never lose sight of what I call the main thing, OK? Main thing, being Anthem, as we know it.

Every day is a challenge. We’ve got a lot of complexities that we have to manage through the normal course of business and that isn’t going to change. So I’m asking all of our associates to make certain that we never lose sight of who we are, what we’re trying to achieve by way of serving customers and by way of thinking ahead, and continuing to position the company in a way that helps us win in a very competitive marketplace.

Trust me, our competitors are not going to congratulate us and give us a free pass, OK? That just doesn’t happen. In fact, they’ll do anything they can to take advantage of the moment to put themselves in a better place than we might be if we lose sight of what the main thing is. And you know the main thing. In your world, in what you deal with every day, don’t ever lose sight of the main thing.

So we’ve got to stay the course and we’ve got to make certain that our customers and our members, our relationships in which there are many, stay solid and that we don’t change course, but stay focused. And I have to recognize it is a lot of work because we are trying to combine what’s normal with now what’s called not normal or abnormal. You know, it does create a lot of conflict and there’ll be a lot of kind of — I call it ‘chatter’ in the organization about what it means and how it might affect us as a company.

But the most often said, that there are three things that happened in circumstances like this — or three questions people ask. And the questions go like this, what’s going to happen to me? What’s going to happen to me? And what’s going to happen to me? OK. So I say that for you because I want you to know that I’m very sensitive to those questions, that, you know, they are important questions. And as I’ve said a moment ago, we don’t have a lot of answers. But this company will continue move forward. What we’re going to end up with, something that I’ve said often, we’re going to have a big tent and there’re going to be a lot of people under that tent.

And I’ll be very candid with my — call it the Anthem family. We are the acquirer and that’s pretty important at least from my vantage point. Being an acquirer means a lot of good things for us. But having the opportunity to be the acquirer doesn’t mean we’re going to be arrogant about it. There are things that signal a lot of things that they do very, very well. And so our challenge in the many months ahead is to figure out how the combination would work.

As I’ve said publicly, I think it has been made public that, you know, headquarters will remain in Indy. Our markets in whatever state you’re in, you know, if you’re listening in, I can assure you we will continue to be stronger, better, bigger in those markets. And so I just want to make certain that people can feel secure, that they have a great home in Anthem and we’re going to make it stronger. And we’ve got a lot of talents that has been with us for so many years that brought us to where we are and I’m very respectful of that. And we’re going to do all that we can in order to maintain that stability and grow with respect to the talent; and the distribution of products and services and talents, that we have to make all that come to life. So lots to go on.

The pace of change over the long view, certainly would be something interesting to observe and manage. But again, I feel confident that we’ll be very effective in managing it. And I would tell you, don’t worry about those three questions because I think we’re going to be in a good place at the end. And the reason I say that, we’ve got a long time to get from here to whatever the closing date is, and then even beyond. Because we’re going to grow this company, and by way of growing it, it means we need a lot of talent, a lot of support to serve what we believe is our destination in terms of growth.

So the marketplace. Let me talk a little bit about why we did this deal. As you all well know, the market is changing dramatically. A lot of expectations put on us as a payer, as a health plan to change how healthcare has delivered, how it’s paid for in the nation. And we already have a lot put on us in terms of expectation because of our scale. Well, as you well know now, we’re going to be — it depends how you measure, we’re going to be the biggest by membership. We’re the second biggest by revenue. But nonetheless, we’re going to be really big. And we’re going to be one of — now what they’re calling the big three.

And I really think it’s kind of cool that I’m looking around the room here and probably a lot of folks on the line who may not completely relate to what I’m going to use as an example. But I did not want our company to be the American Motors of the healthcare industry. OK. Does everybody understand what I’m saying about that? American Motors is gone and now there’s the big three in auto, Chrysler, Ford and GM. And my vision was that we were going to be of like kind, one of the big three autos.

A survivor, a competitor, and we we’re going to build on success that we’ve created over many years, and we weren’t going to go away. So we will not be American Motors, all right? And I think because we’ve been able to announce this, we’ve said that in effect to the market and I think we’re being recognized for that. And so I think we can all feel very good about being the survivor, one of the critical survivors in our sector.

So our sense was that in order to survive and really compete in this new world is that we have to grow as a company, we have to leverage our strengths. And when you kind of boil it all down to its very essence, we’re going to strive to promote affordability for our customers and our members. We’re going to strive for advancing quality, both of quality of service and quality of care in the marketplace in terms of servicing our members and customers.

And finally, we’re going to offer choice, choice by way of access and choice by way of great products that keep people attached to us. I would like to say that we’re going to build stickiness with our members, that they want to be with us. So we’ve got a lot to do in terms of addressing the desire that we think we have to create on payoff from members to want to be with our company in terms of stickiness.

You may recall our three strategic comparatives. Our consumer centricity. So I think we’re living that out as we speak. We’re getting much better in how we’re serving the needs of the individual customer.

Number two, provider collaboration. We’ve got a great alignment in the making regarding all over providers.

And finally, focusing on the total cost of care so that we can deliver best-in-class products in the marketplace because the cost, so we know how to better manage the cost, which translates to better price which supports our drive for affordability.

So our three strategic pillars are very meaningful. So let me kind of look at it from the Cigna’s side of the business. What’s interesting is they are very successful in the variety of ways, shapes and forms. They’re very dedicated to building up a portfolio of offerings to the market as we are. A lot of what they do is similar to what we do. But there’s also the reality, a lot of what they do is better than what we do. And so what I’m hopeful to accomplish is the meshing of those two organizations in way that we both utilize the strengths of each to benefit where the other maybe weak.

And I’ve said this repeatedly today talking to a variety of folks outside the organization, that we’re going to create a synergistic outcome, that we’re going to become better together, stronger together. And we’re going to do in a way that will accelerate our ability to perform in the market, such that we do it better together than we could apart. Standing separately, we could never be as strong. So coming together, I think it’s going to be very beneficial from a variety of perspectives that really places us — continually places us in the first place of the competitive landscape. That’s our goal. So affordability, access, choice are just the three major drivers in terms of where we’re headed as an organization.

I again come back to the three questions that our associates ask. I just want to reinforce it because it’s top of mind for me. I’m very sensitive to each of you being put in a position of asking that question when announcements like this is made. But I’m confident we’re really going to move forward in a very productive and significant way that serves the market better than we could otherwise. And we’re going to do it with the same people, the people that really have made this company as great as it is today.

So I love getting out and traveling to different parts of the country meeting with our associates, and I’ve heard loud and clear that the commitment is strong, and the success folks really enjoy creating. And I’m hopeful that the same kind of spirit of engagement exists as we move into the future.

So with that said — and maybe one point I should make. Again, I think I did say this a moment ago, and that is headquarters will be here. The name will be Anthem. I will be chairman and CEO of the company. David Cordani, who’s now the CEO of Cigna, will take on the role of president and chief operating officer. He and I are very tightly aligned around roles and responsibilities. We have a pretty good idea who’s on first, what’s on second, OK? And we’re going to run this company so that we can become the synergistic force I mentioned a moment ago.

So we’ve got a great team that’s in the making at the senior level. And I think we’re going to be building on that foundation in terms of moving forward with some of the characteristics that I envisioned are necessary for success going into the future.

So with that, I’m going to pause and just say, OK, let’s get some questions coming my way and let me hear what’s on your mind, and then I’ll try to respond as best I can. I do have a question and I guess I’m going to read because it’s on the screen here. What makes Cigna an attractive acquisition target? How do the cultures of the two companies compare or are they compatible?

Well, the — I call it the acquisition target. It’s not quite as simple as one day, someone woke up 30 days ago and said, “Let’s go, bag this target.” So somebody told me in the health business, they characterize business as a big game hunting. That was kind of an interesting analogy. It’s not quite that. David and I have had meaningful conversations over a couple of years actually. And for a long period of time, whenever we’d see each other in various meetings, we also have a good experience talking about the future outlook in the industry, what kind of objectives or strategies are being advanced by the two companies.

And the more we talk, the more we realize there’s a lot of similarity comparing the two organizations. We complement each other well. And then all of a sudden, this thing called the Affordable Care Act comes into being and it is a driver in many ways promoting consolidation in our industry. And as you look at the landscape, and then I kind of came up with this thing about not wanting to be American Motors, we started talking a little bit seriously about, is there a way we can work together. And so, late last year, the conversation actually kind of got to the point of seriousness at, is there a way that we could be both better off than standing alone. And that’s how we got here today.

As I’ve said a moment ago, I think the cultures are very similar. They have high standards in terms of what they’re trying to create by way of their mission. One of the significant successful characteristics of that organization is that they have a very strong wellness and prevention program. Ours is not so much, OK, although we have it. They are highly developed. They have a very strong international footprint around the countries they’re in — they have maybe a dozen or so. And places like Korea, Turkey, now in China and India, and then many places in and around European landscapes as well as some places in the Middle East, principally serving expat business that they have some insured products in a variety of countries. So they’ve got a big international presence.

My point is that we’re meshing two organizations together. So where they have strengths, we may not be strong, and vice versa. So that complementary alignment made a lot of sense. And they’re weak on some areas too, by the way. So our strengths in national account, our strength in government sector by virtue of our Amerigroup portfolio. They don’t have it. So you can see how it fits together nicely.

So again, getting back to what’s in it — what’s going to happen to me? You can see that there’s not this kind of connectedness that has overlapped, that is one for one. It’s a meshing. And in that regard, I think we’re able to leverage to build new scale with a lot of great talents to support, you know, the meshing. So great culture, great alignment, good outlook for the future fits perfectively with where the industry is going.

So then what are the biggest hurdles to integration? It’s really important. On a call today with the investor community, I made the point very clearly that one of the toughest challenges we have in leadership is to execute on integration. We do have responsibility to build an integration plan, to focus on the deliverables regarding that plan. That plan is not anywhere near with anyone. We haven’t begun to develop it. So my sense is probably over the next six to eight months, we’ll be figuring out what does the plan tell us once we develop it. It’ll probably take a year for it to finally get formed, and not until closing or anything happen regarding the integration plan getting executed, OK?

So we’ve got a long way to go, a long way to go. But nonetheless, we do have responsibilities in and around the integration plan to try to figure out how that meshing can work — work best so that we complement each other and get stronger because of the connectedness between the two — two companies.

The next question states that we’ve rolled out ambitious in 2018 set of goals. How does the deal position us for achieving them?

I think we not only are going to blow by what we’ve established as goals; we’re going to be building some new goals for more growth. This transaction doesn’t stop our growth trajectory. Obviously, we’re looking for more opportunity, big game (hunting). I don’t know if it’s fair or not. But we’re constantly looking for growth opportunities in certain sectors that complement what we’re doing like government, like commercial, et cetera.

So I know the goals may be changed somewhat, but probably more in the context of more growth and building on what goals we have, because quite frankly, we would have achieved a lot of goals earlier than originally expected which is pretty cool. So congratulations to everyone who — because all of you have had a hand in making that happen.

So I think that probably covers a lot of waterfront that people wanted me to spend time on. I guess in closing, let me say I’m personally terribly excited about this. I have that other thing I’ve said to many of you before, you know, I sleep like a baby at night. I wake up every half an hour and cry. Because this has been a very complex journey with a lot of moving parts, lot of late nights. There have been team members literally that have worked all night 24/7 for quite some time getting all of these together, whether it’s financial, legal, operational. A lot of folks have been involved, so fingerprints are on it better that’s crossed a lot of boundaries in the company. And I think it is a testimonial of how well we work together.

In that regard, then we go to the next level, we have a lot of strong connectedness within the company so that even though many of you, most of you have not been involved in advancing this transaction, the very fact that you do what you do every day, and keep us on task, and keep us pointed in the right direction so that we continue to win is critically important. Because without that, none of what we announced today matters. None of it. So it is a hand and glove kind of proposition here, where what you do fits nicely into what we’re doing to try to grow the company and create success for all of us.

So let me close by highlighting that. When this transaction is over with, you know, just think about this for a moment. We’re going to be a 53 million member organization; 53 million people are going to depend on us. They say — Cigna says, given their international reach, they’re probably in the 80-million member range. When you put all of our services together, we’re probably well in excess of probably well in excess of 70 million members. OK. Not just the 35.5 million that we talked about that are health plan related. So you can see how big this organization is going to be when you do connect all the dots.

So I’ve said a moment ago, it creates a great opportunity. And our responsibility is still dedicated to serving each member in a hyper-sensitive manner related to our customer-centricity focus, and doing it in a way that really builds affordability for the marketplace. If you pick up media, newspaper reports, whatever in the news, government business and industries are looking for ways to save in healthcare, and they want us to win. They want us to succeed doing what we do best.

So I guess the last thing I’ll say is that we’re going to welcome the Cigna team into the family. And they’ve got a 75-year tradition I believe in their own right and they are international. But the big part of their business, their lines of other business is domestic. You know them very well. I think they’re recognized for a lot of high quality performance. Their standards of excellence are very, very strong. And so I think in that regard, it’s going to be a phenomenal connectedness between the two organizations.

So let me just say thank you for joining me today. You guys have all worked very hard to make us who we are and I respect that tremendously. And we’re going to keep that spirit alive. And as we go down the path together, as this normally the case, I’ve got an open door. You pass comments, questions to me and hopefully we’ll answer them as the situation unfolds so that we keep the anxiety level to a very low, very low level with information and openness, to total candor.

And so again, thank you for all you do, and have a great day. Thank you.

END

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

The proposed transaction between Anthem, Inc. (“Anthem”) and Cigna Corporation (“Cigna”) will be submitted to Anthem’s and Cigna’s shareholders and stockholders (as applicable) for their consideration. In connection with the transaction, Anthem and Cigna will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including an Anthem registration statement on Form S-4 that will include a joint proxy statement of Anthem and Cigna that also constitutes a prospectus of Anthem, and each will mail the definitive joint proxy statement/prospectus to its shareholders and stockholders, respectively. This communication is not a substitute for the registration statement, joint proxy statement/prospectus or any other document that Anthem and/or Cigna may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF ANTHEM AND CIGNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY

WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement containing the joint proxy statement/prospectus and other documents filed with the SEC by Anthem or Cigna (when available) through the web site maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Anthem will be available free of charge on Anthem’s internet website at http://www.antheminc.com or by contacting Anthem’s Investor Relations Department at (317) 488-6181. Copies of the documents filed with the SEC by Cigna will be available free of charge on Cigna’s internet website at http://www.cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198.

Anthem, Cigna and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Anthem’s executive officers and directors in Anthem’s annual report on Form 10-K for the year ended December 31, 2014 and its definitive proxy statement filed with the SEC on April 1, 2015. You can find information about Cigna’s executive officers and directors in Cigna’s annual report on Form 10-K for the year ended December 31, 2014 and its definitive proxy statement filed with the SEC on March 13, 2015. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus when it is filed with the SEC. You may obtain free copies of these documents using the sources indicated above.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document, and oral statements made with respect to information contained in this communication, contain certain forward-looking information about Anthem, Inc. (“Anthem”), Cigna Corporation (“Cigna”) and the combined businesses of Anthem and Cigna that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not generally historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “anticipate(s),” “intend,” “estimate,” “project” and similar expressions (including the negative thereof) are intended to identify forward-looking statements, which generally are not historical in nature. These statements include, but are not limited to, statements regarding the merger between Anthem and Cigna; Anthem’s financing of the proposed transaction; the combined company’s expected future performance (including expected results of operations and financial guidance); the combined company’s future financial condition, operating results, strategy and plans; statements about regulatory and other approvals; synergies from the proposed transaction; the combined company’s expected debt-to-capital ratio and ability to retain investment grade ratings; the closing date for the proposed transaction; financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain known and unknown risks and uncertainties, many of which are difficult to predict and generally beyond Anthem’s and Cigna’s control, that could cause actual results and other future events to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in Anthem’s and Cigna’s public filings with the U.S. Securities and Exchange Commission (the “SEC”); those relating to the proposed transaction, as detailed from time to time in Anthem’s and Cigna’s filings with the SEC; increased government participation in, or regulation or taxation of health benefits and managed care operations, including, but not limited to, the impact of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, or Health Care Reform; trends in health care costs and utilization rates; our ability to secure sufficient premium rates including regulatory approval for and implementation of such rates; our participation in the federal and state health insurance exchanges under Health Care Reform, which have experienced and continue to experience challenges due to implementation of initial and phased-in provisions of Health Care Reform, and which entail uncertainties associated with the mix and volume of business, particularly in Individual and Small Group markets, that could negatively impact the adequacy of our premium rates and which may not be sufficiently offset by the risk apportionment provisions of Health Care Reform; our ability to contract with providers consistent with past practice; competitor pricing below market trends of increasing costs; reduced enrollment, as well as a negative change in our health care product mix; risks and uncertainties regarding Medicare and Medicaid programs, including those related to non-compliance with the complex regulations imposed thereon and funding risks with respect to revenue received from participation therein; our projected consolidated revenue growth and global medical customer growth; a downgrade in our financial strength ratings; litigation and investigations targeted at our industry and our ability to resolve litigation and investigations within estimates; medical malpractice or professional liability claims or other risks related to health care services provided by our subsidiaries; our ability to repurchase shares of its common stock and pay dividends on its common stock due to the adequacy of its cash flow and earnings and other considerations; non- compliance by any party with the Express Scripts, Inc. pharmacy benefit management services agreement, which could result in financial penalties; our inability to meet customer demands, and sanctions imposed by governmental entities, including the Centers for Medicare and Medicaid Services; events that result in negative publicity for us or the health benefits industry; failure to effectively maintain and modernize our information systems and e-business organization and to maintain good relationships with third party vendors for information system resources; events that may negatively affect Anthem’s licenses with the Blue Cross and Blue Shield Association; possible impairment of the value of our intangible assets if future results do not adequately support goodwill and other intangible assets; intense competition to attract and retain employees; unauthorized disclosure of member or employee sensitive or confidential information, including the impact and outcome of investigations, inquiries, claims and litigation related to the cyber attack Anthem reported in February 2015; changes in the economic and market conditions, as well as regulations that may negatively affect our investment portfolios and liquidity; possible restrictions in the payment of dividends by our subsidiaries and increases in required minimum levels of capital and the potential negative effect from our substantial amount of outstanding indebtedness; general risks associated with mergers and acquisitions; various laws and provisions in Anthem’s governing documents that may prevent or discourage takeovers and business combinations; future public health epidemics and catastrophes; and general economic downturns. Important factors that could cause actual results and other future events to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Anthem and/or Cigna may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of the proposed transaction, including the ability to achieve the synergies and value creation contemplated by the proposed transaction, (ii) the ultimate outcome and results of integrating the operations of Anthem and Cigna, (iii) disruption from the merger making it more difficult to maintain businesses and operational relationships, (iv) the risk that unexpected costs will be incurred in connection with the proposed transaction, (v) the timing to consummate the proposed transaction, (vi) the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of required regulatory approvals and the receipt of approval of both Anthem’s and Cigna’s shareholders and stockholders, respectively, and (viii) the risks and uncertainties detailed by Cigna with respect to its business as described in its reports and documents filed with the SEC. All forward-looking statements attributable to Anthem, Cigna or any person acting on behalf of Anthem and/or Cigna are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward- looking statements that speak only as of the date hereof. Except to the extent otherwise required by federal securities law, neither Anthem nor Cigna undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or the receipt of new information. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and Cigna’s SEC reports.